Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

To the Board of Directors of UAP Holding Corp.

Greeley, Colorado

We consent to the use in this Registration Statement of UAP Holding Corp. on Form S-1 of: (1) our report dated April 2, 2004 related to the balance sheet of UAP Holding Corp. as of November 23, 2003, and (2) our report dated October 29, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for goodwill and other intangible assets in 2003) related to the combined financial statements of the ConAgra Agricultural Products Business as of February 23, 2003 and February 24, 2002 and for each of the three years in the period ended February 23, 2003, appearing in the Prospectus, which is a part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/S/    DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska

April 7, 2004